Viceroy Exploration Ltd.	News Release #2004.20

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212	www.viceroyexploration.com

News Release
Viceroy Announces 2004 Nine Month Report

Vancouver, British Columbia, November 10, 2004 – Viceroy Exploration Ltd. ("Viceroy" or the "Company"), an exploration stage company focusing on gold exploration and development in Argentina, today reported its financial results for the three and nine months ended September 30, 2004.

Highlights of the 2004 Nine Month Report include:

-
the Company completed its first phase exploration program on the Gualcamayo property which included a 47 hole, 11,920 metre reverse-circulation drill program. Significant intervals of mineralization were demonstrated in the results obtained;

-	an update of the current 1.5 million ounce resource calculation is presently underway and is expected to be completed in November 2004;
-	work began on an Independent Preliminary Economic Evaluation (scoping study) on the Gualcamayo property which study is expected to be completed by year end;
-
a diamond drill contract was signed in connection with the phase two program on the Gualcamayo property intended to expand and confirm continuity of the mineralized structures with drilling planned to begin in November 2004;

-
by option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property of the Company through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009;

-
cash proceeds of total $2,927,784 were received, $2,520,000 from exercise of the 4,200,000 warrants issued in connection with the November 18, 2003 private placement, $163,599 from exercise of 272,666 of the total 350,000 brokers' warrants issued in connection with the private placement and $244,185 from exercise of stock options for 541,500 common shares.

Results of Operations

For the three months ended September 30, 2004 (the "2004 third quarter") as compared to the three months ended December 31, 2003 (the "2003 third quarter"):

Loss For The Period:

For the 2004 third quarter, the Company had a loss of $673,637 as compared to a loss of $1,115,063 for the 2003 third quarter. Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity.

A significant component of expenses in both these periods is stock-based compensation, which pursuant to the Company's accounting policy is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 third quarter, stock-based compensation recorded in connection with stock options granted to the four independent directors and to three consultant geologists is $392,900 which represents 58% of the $673,637 loss for the current period. In the 2003 third quarter, stock-based compensation recorded in connection with stock options granted to the six directors and to two consultant geologists is $866,774 and represents 78% of the $1,115,063 loss for that period.

In the 2004 third quarter, the Loss Before The Following, excluding non-cash charges, is $217,073 as compared to $244,978 in the 2003 third quarter. The higher total expense in the 2003 third quarter is due to expenses being incurred in connection with the December 31 year end which relative increase more than offsets higher expenses for salaries and fees in the current period resulting from increased activity in 2004.

Capitalized Exploration Expenditures:

In the 2004 third quarter, $877,031 was spent primarily completing the first phase exploration program on the Gualcamayo property as compared to $229,013 spent on the property in the 2003 third quarter incurred primarily on surface field work and property maintenance payments.

Cash Flows:

Cash used in operating activities in the 2004 third quarter is $225,946 as compared to cash used in the 2003 third quarter of $175,347. Relative differences to the above-described period spending is due to the timing of the payment of expenses.

Cash used in investing activities in the 2004 third quarter of $1,283,513 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the first phase exploration program. In the 2003 third quarter, cash of $229,013 was used for capitalized expenditures on the Gualcamayo property and $1,940,000 was from an escrow transfer in connection with share subscriptions received for a private placement in November 2003 for net cash from investing activities of $1,730,847.

Cash from financing activities in the 2004 third quarter of $111,544 is partial exercise of brokers' warrants and the exercise of stock options. Cash from financing activities in the 2003 third quarter is $2,793,028 of which $2,735,328 is cash acquired on the acquisition of Consolidated Trillion Resources Ltd.

In summary, for the 2004 third quarter, total cash decreased by $1,397,915 to $4,138,979 as compared to an increase in total cash for the 2003 third quarter of $4,348,528 to $4,717,030.

For the nine months ended September 30, 2004 as compared to the nine months ended December 31, 2003:

Loss For The Period:

For the nine months ended September 30, 2004, the Company had a loss of $1,719,185 as compared to a loss of $1,4447,409 for the nine months ended December 31, 2003. A significant component of expenses in both these periods is stock-based compensation which is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 nine month period, stock-based compensation recorded in connection with stock options granted to certain directors, officers, employees and consultants is $952,935 which represents 55% of the $1,719,185 loss for that period. In the nine months ended December 31, 2003, stock-based compensation recorded in connection with stock options granted to certain directors, officers, employees and consultants is $1,117,080 and represents 77% of the $1,447,409 loss for that period.

In the nine months ended September 30, 2004, the $758,370 Loss Before The Following, excluding non-cash charges, is considered to be more representative of the level of ongoing operating expenses as compared to the $330,329 Loss Before The Following, excluding non-cash charges in the nine months ended December 31, 2003 which was incurred during start up.

Capitalized Exploration Expenditures:

In the nine months ended September 30, 2004, $2,754,061 was spent in connection with advancing the Gualcamayo property including $42,962 for the purchase of adjacent land and $2,711,099 on exploration, primarily completing the first phase exploration program. In the nine months ended December 31, 2003, $353,424 was spent primarily for surface field work and property maintenance payments.

Cash Flows:

Cash used in operating activities in the nine months ended September 30, 2004 is $884,682 as compared to cash used in the nine months ended December 31, 2003 of $212,321. As discussed above, the level of spending on operations in the current period is more representative of ongoing operation expenses as compared to the 2003 period during start up.

Cash used in investing activities in the nine months ended September 30, 2004 of $2,621,153 is substantially all for capitalized expenditures on the Gualcamayo property as compared to $353,424 spent on the property in the nine months ended December 31, 2003.

Cash from financing activities in the nine months ended September 30, 2004 of $2,927,784 is the exercise of warrants, partial exercise of brokers' warrants and the exercise of stock options. Cash from financing activities in the nine months ended December 31, 2003 comprises $1,997,700 from subscription proceeds of a private placement and $3,285,075 from the acquisitions of Oro Belle Resources Corporation and Consolidated Trillion Resources Ltd, for a total $5,282,775.

In summary, for the nine months ended September 30, 2004, total cash decreased by $578,051 to $4,138,979 as compared to an increase in total cash for the nine months ended December 31, 2003 of $4,717,030 to $4,717,030.

Other Information

Attached to this News Release are the interim consolidated financial statements of Viceroy for the three and nine months ended September 30, 2004, excluding notes.

For the full text of the interim report, including the management discussion and analysis, for the three and nine months ended September 30, 2004 or for more information on the Company and our current exploration progress, visit our website at <www.viceroyexploration.com>, call us at 604-669-4777, or e-mail at info@viceroyexploration.com.

For further information contact:
Christine Black, Corporate Communications

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Balance Sheets (expressed in Canadian dollars) (unaudited – prepared by management)

	September 30,	December 31,
	2004	2003
	$	$
Assets

Current assets
Cash and cash equivalents	4,138,979	4,717,030
Short-term investments	2,001	76,501
Prepaids and other receivables	180,746	161,325
	4,321,726	4,954,856
Exploration properties	9,123,480	6,369,419

Furniture and equipment - corporate office	30,520	-
	13,475,726	11,324,275

Liabilities

Current liabilities
Accounts payable and accrued liabilities	224,605	234,687

Shareholders' Equity

Capital stock	14,421,018	11,284,526

Stock options and warrants	1,996,697	1,252,471

Deficit	(3,166,594)	(1,447,409)

	13,251,121	11,089,588

	13,475,726	11,324,275

Approved by the Board of Directors

Robert V. Matthews	Patrick G. Downey
Director	Director

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Statements of Operations and Deficit (expressed in Canadian dollars) (unaudited – prepared by management)

	Three Months Ended		Nine Months Ended
	September 30,	December 31,	September 30,	December 31,
	2004	2003	2004	2003
	$	$	$	$
Expenses
Stock-based compensation
Directors/officers/employees	163,709	777,374	518,271	1,027,680
Other consultants	229,191	89,400	434,664	89,400
	392,900	866,774	952,935	1,117,080
Salaries, benefits and officer consultants	128,366	69,656	400,339	117,156
Stock exchange/transfer agent/listing
application	1,503	32,838	32,928	42,089
Legal	3,140	36,953	32,082	46,301
Shareholders' communication	5,010	35,265	60,670	35,265
Amortization	3,162	-	7,880	-
Audit	-	24,080	3,559	29,080
Investor relations	38,639	18,358	129,300	18,358
Travel and lodging	4,165	8,082	21,890	11,916
Office and miscellaneous	36,250	19,746	103,062	26,853

Loss before the following	613,135	1,111,752	1,744,645	1,444,098

Interest income	(12,787)	(7,604)	(57,022)	(7,604)

Loss on sale of short-term	-	-	17,486	-
investment

Foreign exchange loss	73,289	10,915	14,076	10,915

Loss for the period	673,637	1,115,063	1,719,185	1,447,409

Deficit - Beginning of period	2,492,957	332,346	1,447,409	-

Deficit - End of period	3,166,594	1,447,409	3,166,594	1,447,409

Basic and diluted loss per share	(0.02)	(0.06)	(0.06)	(0.01)

Weighted average shares
outstanding	29,355,901	17,802,865	28,569,175	10,572,595

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Statements of Cash Flows (expressed in Canadian dollars) (unaudited – prepared by management)

	Three Months Ended		Nine Months Ended
	September 30,	December 31,	September 30,	December 31,
	2004	2003	2004	2003
	$	$	$	$

Cash flows (used in) from operating activities
Loss for the period	(673,637)	(1,115,063)	(1,719,185)	(1,447,409)

Non-cash charges	396,061	866,774	978,300	1,117,080
Changes in non-cash working capital items	51,630	72,942	(143,797)	118,008

	(225,946)	(175,347)	(884,682)	(212,321)

Cash flows (used in) from investing activities
Exploration properties	(1,275,789)	(229,013)	(2,639,767)	(353,424)
Furniture and equipment-corporate office	(7,724)	-	(38,400)	-
Cash held in escrow	-	1,940,000	-	-
Deferred acquisition costs	-	19,860	-	-
Proceeds on sale of short-term investment	-	-	57,014	-

	(1,283,513)	1,730,847	(2,621,153)	(353,424)

Cash flows from financing activities
Exercise of warrants and stock options	111,544	-	2,927,784	-
Subscription proceeds - net	-	57,700	-	1,997,700
Cash acquired on acquisition of subsidiaries -
net	-	2,735,328	-	3,285,075

	111,544	2,793,028	2,927,784	5,282,775

(Decrease) increase in cash and cash
equivalents	(1,397,915)	4,348,528	(578,051)	4,717,030

Cash and cash equivalents - Beginning of
period	5,536,894	368,502	4,717,030	-

Cash and cash equivalents - End of period	4,138,979	4,717,030	4,138,979	4,717,030

Cash and cash equivalents consist of:
Cash and deposit accounts with banks
and brokerages	4,138,979	4,717,030	4,138,979	4,717,030